As filed with the Securities and Exchange Commission on February 7, 2001.
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                            ------------------------
                                   SCHEDULE TO
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of the Securities Exchange Act of 1934

                                (Amendment No. 4)
                            ------------------------
                              ACNIELSEN CORPORATION
                            (Name of Subject Company)
                            ------------------------
                            ARTIST ACQUISITION, INC.
                                    VNU N.V.
            (Names of Filing Persons (identifying status as offeror,
                            issuer or other person))
                            ------------------------

                     Common Stock, Par Value $.01 Per Share
           (Including the Associated Preferred Share Purchase Rights)
                         (Title of Class of Securities)
                            ------------------------
                                    004833109
                      (CUSIP Number of Class of Securities)

Th.C.M. van Kampen, Esq.                                   James Ross, Esq.
        VNU N.V.                                              VNU, Inc.
       P.O. Box 1                                            770 Broadway
     200 MA Haarlem                                    New York, New York 10003
     The Netherlands                                        (646) 654-5000
  (011) 31-23-546-3463
      (Name, Address and Telephone Number of Persons Authorized to Receive
            Notices and Communications on Behalf of filing persons)
                            ------------------------
                                   Copies to:

                                John Madden, Esq.
                               Clare O'Brien, Esq.
                               Shearman & Sterling
                              599 Lexington Avenue
                            New York, New York 10022
                                 (212) 848-4000


                            CALCULATION OF FILING FEE

================================================================================
    Transaction Valuation*                     Amount of Filing Fee**
--------------------------------------------------------------------------------
       $2,334,104,773.35                             $466,820.95
================================================================================

* Estimated for purposes of calculating the amount of the filing fee only. The fee was calculated by multiplying $36.75, the per share tender offer price, by the 57,830,966 currently outstanding shares of Common Stock sought in the Offer, which gives an aggregate consideration of $2,125,288,000.50 (the "Common Stock Consideration"). The Common Stock Consideration was then added to the product of $16.11, the per share consideration for the options (after deduction of the option exercise price of $20.64), and 12,961,935, the number of options that will be vested as of December 22, 2000, to arrive at a total transaction value of $2,334,104,773.75.
**   Calculated as 1/50 of 1% of the transaction value.
[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:    $466,820.95                              Filing Party:    VNU N.V., Artist Acquisition, Inc.
                           ----------------------------------------               --------------------------------------------------
Form or Registration No.:   Schedule TO                               Date Filed:    December 22, 2000
                           ----------------------------------------               --------------------------------------------------

Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

[X]  third-party tender offer subject to Rule 14d-1.

[ ]  issuer tender offer subject to Rule 13c-4.

[ ]  going-private transaction subject to Rule13e-3.

[ ]  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results
of the tender offer.   [ ]
================================================================================

         This Amendment No. 4 (the "Amendment") amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on December 22, 2000 (the "Schedule TO") and as amended by Artist Acquisition, Inc., a Delaware corporation ("Purchaser") and a wholly owned subsidiary of VNU N.V., a corporation organized under the laws of the Netherlands ("Parent"). The Schedule TO relates to the offer by Purchaser to purchase all outstanding shares of common stock, par value $.01 per share (the "Shares"), of ACNielsen Corporation, a Delaware corporation (the "Company"), at a purchase price of $36.75 per Share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 22, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal, copies of which are filed as Exhibits (a)(1)(i) and (ii) to the Schedule TO (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the "Offer"). Capitalized terms used and not defined herein shall have the meanings ascribed to such terms in the Offer to Purchase or in the Schedule TO.

Item 4.  Terms of the Transaction

         Item 4 of the Schedule TO is hereby amended and supplemented by the following:

         On February 7, 2001, Parent issued a press release announcing the extension of the Offer until 12:00 midnight, New York City time, Wednesday, February 14, 2001. Parent also announced that it had been advised by Citibank, N.A., the depositary for the Offer, that as of the close of business on February 6, 2001, a total of 55,527,922 shares of common stock of the Company, or approximately 93% of the 59,577,043 shares issued and outstanding had been tendered. The foregoing description of the press release, which is attached hereto as Exhibit (a)(5)(iv), is incorporated by reference herein.

Item 11. Additional Information

         Item 11 of the Schedule TO is hereby amended and supplemented by the following:

         On February 6, 2001, Parent received a letter from the Company, asserting its right under the Merger Agreement to request that Purchaser extend the expiration date of the Offer because, at the scheduled expiration date of the Offer, the condition to the Offer relating to the issuance of a decision under Article 6(1)(b) or 8(2) of the EC Merger Regulation had not been satisfied.



                  [Remainder of page intentionally left blank]

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001

                                            ARTIST ACQUISITION, INC.



                                            By  /s/  James Ross
                                              ----------------------------------
                                              Name:  James Ross
                                              Title: General Counsel

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 7, 2001

                                            VNU N.V.



                                            By  /s/  T.G.G. Bouwman
                                              ----------------------------------
                                              Name:  T.G.G. Bouwman
                                              Title: Chief Financial Officer

                                  EXHIBIT INDEX

Exhibit  No.
----------------

(a)(1)(i)        Offer to Purchase dated December 22, 2000.*

(a)(1)(ii)       Form of Letter of Transmittal.*

(a)(1)(iii)      Form of Notice of Guaranteed Delivery.*

(a)(1)(iv) Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.*

(a)(1)(v) Form of Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Nominees to Clients.*

(a)(1)(vi) Form of Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9.*

(a)(1)(vii) Summary Advertisement as published in The Wall Street Journal on December 22, 2000.*

(a)(5)(i) Press Release issued by Parent on December 18, 2000 (incorporated by reference to exhibit 99.1 of the Schedule TO-C filed by Parent on December 18, 2000).

(a)(5)(ii) Presentation by Parent to analysts and investors on December 18, 2000, (incorporated by reference to exhibit 99.2 of the Schedule TO-C filed by Parent on December 18, 2000).

(a)(5)(iii)      Press Release issued by Parent on January 24, 2001.+

(a)(5)(iv)       Press Release issued by Parent on February 7, 2001.

(b) Revolving Credit Facility Agreement, dated December 17, 2000, between Merrill Lynch International and Parent.*

(d)(i) Agreement and Plan of Merger, dated as of December 17, 2000, among Parent, Purchaser and the Company.*

(d)(ii) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Earl Doppelt.*

(d)(iii) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Michael Connors.*

(d)(iv) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Robert Chrenc.*

(d)(v) Letter Agreement, dated December 17, 2000, between ACNielsen Corporation and Nicholas Trivisonno.*

--------
* Incorporated by reference to Parent's Schedule TO, filed December 22, 2000. + Incorporated by reference to Parent's Schedule TO/A, filed January 24, 2001.